UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number 001-43484

GOWell Energy Technology

(Translation of registrant’s name into English)

1 BULIM LANE 2 #04-51/54

648110 Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F        ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 7, 2026, GOWell Energy Technology (Nasdaq: GOW) issued a press release, announcing its intent to host a First Half 2026 Financial Results & Corporate Update Webinar on Wednesday, October 21, 2026 at 10:00 a.m. ET. A copy of this press release is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	GOWell Energy Technology press release, dated October 7, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2026	GOWell Energy Technology

	By:	/s/ Guillaume Borrel
		Name:	Guillaume Borrel
		Title:	Chief Executive Officer

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